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Direct Dial Number (202) 636-5806	E-mail Address ryan.brizek@stblaw.com

October 1, 2020

VIA EDGAR

Alison White

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Western Asset Variable Rate Strategic Fund Inc.

Definitive Proxy Statement on Schedule 14A, File No. 811-21609

Dear Ms. White:

On behalf of Western Asset Variable Rate Strategic Fund Inc. (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) the Fund’s Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”). The Definitive Proxy Statement includes revisions to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) in response to the Staff’s oral comments received on September 22, 2020.

In addition, we are providing the following responses to the Staff’s Comments. For convenience of reference, the comments of the Staff have been reproduced herein. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the reproduced comment. Please note that all page numbers in the Fund’s responses are references to the page numbers of the Definitive Proxy Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Definitive Proxy Statement.

1.	Please confirm in correspondence that holding a virtual meeting is consistent with applicable state law and the Fund’s governing documents, including applicable citations.

The Fund confirms that holding a virtual meeting is consistent with applicable state law and the Fund’s governing documents. The Maryland General Corporation Law (the “MGCL”) provides that “if the board of directors is authorized to determine the place of a meeting of the stockholders, the board may determine that the meeting not be held at any place, but instead may be held solely by means of remote communication[.]” MD Corp & Assn Code § 2-503 (2016). The MGCL further provides that stockholders and proxy holders attending remotely may participate at the meeting and may be considered present in person and vote at the meeting, so long as the corporation takes certain reasonable measures. See id. Pursuant to Section 3(a) of the Fund’s Second Amended and Restated Bylaws (the “Bylaws”), the Fund’s board of directors is authorized to determine the place of a meeting of stockholders or may determine that the meeting

Securities and Exchange Commission	October 1, 2020

“not be held at any place but instead be held by means of remote communication.” Sections 3(a) and (b) of the Bylaws track the pertinent language in the MGCL with respect to the reasonable measures that will be taken by the Fund in connection with a virtual meeting of stockholders.

2.	Please state the name and address of the Fund’s principal underwriter and administrator or state whether such disclosure is not applicable. See Item 22(a)(3)(i) of Schedule 14A.

The Fund confirms that it does not have a principal underwriter and such disclosure is not applicable. Pursuant to the management agreement, LMPFA, the Fund’s manager, also serves as administrator to the Fund and provides administrative services to the Fund. The Fund has clarified this disclosure in the Definitive Proxy Statement in response to the Staff’s comment.

3.	Please confirm that the Fund will use reasonable efforts to locate all stockholders of the Fund.

The Fund confirms that it will use reasonable efforts to locate all stockholders of the Fund.

4.	Please confirm that the Fund will decide on the collectability of all receivables, and that it will include in its liquidation costs any receivables that the Fund believes will not be collected.

The Fund confirms that it will decide on the collectability of all receivables, and that it will include in its liquidation costs any receivables that the Fund believes will not be collected.

5.

Please advise whether the Codification Topic 450 and Financial Accounting Standards Board – FAS 5 will be used in accounting for the liquidation (i.e., to make sure the Fund has set aside sufficient assets to cover its liabilities).

The Fund confirms that Codification Topic 450 and Financial Accounting Standards Board – FAS 5 will be used in accounting for the liquidation, and that the Fund will set aside an appropriate amount of assets to cover its liabilities.

6.	Please advise supplementally whether the Fund has stopped selling its shares.

The Fund confirms that it does not have an effective registration statement and is not selling its shares. The Fund’s dividend reinvestment plan provides that if the market price of the Fund’s common stock (plus $0.03 per share commission) on the payment date (or, if the payment date is not a NYSE trading day, the immediately preceding trading day) is equal to or exceeds the net asset value per share of the common stock at the close of trading on the NYSE on the payment date, the Fund will issue new common stock at a price equal to the greater of (a) the net asset value per share at the close of trading on the NYSE on the payment date or (b) 95% of the market price per share of the common stock on the payment date. The Fund’s shares of common stock are currently trading at a discount to its net asset value per share of common stock, but if the Fund’s shares of common stock trade at a premium to the Fund’s net asset value per share of common stock on a dividend payment date then the Fund would be obligated to issue additional shares of common stock pursuant to the terms of its dividend reinvestment plan.

7.

In the first sentence of the third paragraph on page 5, we note the statement that if the liquidation proposal is approved, the Fund will wind up “as soon as reasonably practicable thereafter in a timeframe that allows for an orderly liquidation of portfolio holdings under then-current market conditions.” In an appropriate location, please disclose the approximate timing of the most significant steps necessary in order to liquidate and dissolve the Fund and terminate its reporting and registration.

Securities and Exchange Commission	October 1, 2020

In response to the Staff’s comment, the Fund has incorporated the requested disclosure.

8.

Please briefly explain to us supplementally the Fund’s plan for informing investors and the market about the Effective Date, Determination Date and Distribution date(s) referenced in the section titled “Summary of Plan of Liquidation and Dissolution” starting on page 7.

Once the Plan has been approved by stockholders, the Fund plans to inform investors and the market about the Effective Date, Determination Date and Distribution date(s) through one or more public press releases.

Please do not hesitate to call me at (202) 636-5806 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	George Hoyt, Franklin Templeton David W. Blass, Simpson Thacher & Bartlett LLP Debbie Sutter, Simpson Thacher & Bartlett LLP

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